Exhibit 4.13

EXECUTIVE EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of the 12 day of October, 2012.

BETWEEN:

SMART TECHNOLOGIES INC., a body corporate, with its office in the Province of Alberta (the “Corporation”)

OF THE FIRST PART

AND

Warren Barkley, of the United States of America (the “Executive”)

OF THE SECOND PART

WHEREAS the parties wish to outline and confirm the terms and conditions of their employment relationship in this Executive Employment Agreement (this “Agreement”);

NOW THEREFORE in consideration of the payment of the sum of ONE ($1.00) DOLLAR by each party to the other, the mutual covenants and agreements hereinafter contained and other good and valuable consideration (the receipt and sufficiency which is hereby acknowledged) the parties have agreed and this Agreement witnesses as follows:

ARTICLE 1

TERM OF EMPLOYMENT

1.1 The Corporation agrees to continue to employ the Executive in the capacity of Chief Technology Officer (“CTO”), based in Calgary, Alberta, and reporting to the Chief Executive Officer (“CEO”), and the Executive agrees to continue to perform the duties required of the Executive in accordance with this Agreement.

1.2 This Agreement shall be effective as of November 15, 2012 the (“Effective Date”) and the Executive’s employment and this Agreement shall continue indefinitely thereafter until terminated in accordance with this Agreement.

ARTICLE 2

DUTIES

2.1 The Executive shall continue to serve the Corporation in the capacity of CTO and shall continue to perform the duties, initially as outlined in Schedule “A” and as determined from time to time by the CEO and/or the Board of Directors of the Corporation, to the best of the Executive’s ability and hereby covenants to continue to use the Executive’s best efforts to promote the interests of the Corporation.

2.2 The Executive shall also continue to serve as CTO of the Corporation’s wholly owned subsidiary SMART Technologies ULC (“SMART ULC”), and shall hold such other titles and positions with other subsidiaries and affiliates of the Corporation as may be reasonably requested by the Board of Directors of the Corporation from time to time.

2.3 The Executive agrees to devote the Executive’s full time and attention to the business and affairs of the Corporation, SMART ULC, and their affiliates and subsidiaries (the “SMART Group”) and shall not, without the consent of the Board of Directors of the Corporation, undertake during the course of the Executive’s employment any other business or occupation or become a director, officer, consultant, advisor, employee, or agent of another company, firm or proprietorship.

ARTICLE 3

REMUNERATION, BENEFITS AND OTHER

3.1 The Executive shall receive an annual salary (“Annual Salary”) of CDN $400,000 less statutory deductions payable in equal instalments in arrears on a bi-weekly basis. The Annual Salary of the Executive will be reviewed on an annual basis, and may, in the absolute discretion of the Compensation Committee of the Board of Directors of the Corporation, be increased from time to time.

3.2 In addition to the Annual Salary provided for in Article 3.1, the Executive may also receive an annual bonus, the payment of terms and potential amount of up to 100% of salary are described in the Discretionary Bonus Plan and as approved by the CEO and/or Compensation Committee of the Board of Directors.

3.3 In addition to the Annual Salary provided for in Article 3.1, the Executive shall be entitled to receive the following perquisites and benefits as further described in the Corporation’s benefit material and Corporate policy documents (as amended from time to time):

(a)	participation in the group benefit plan adopted by the Corporation for all employees, and as amended from time to time;

(b)	participation in the Corporation’s Group RRSP in accordance with the terms and conditions of such plan;

(c)	paid vacation of three (3) weeks per year and additional time off in accordance with the Corporation’s Paid Time Off policy, as amended from time to time, and in taking such time off the Executive shall have regard to the business of the Corporation;

(d)	eligibility to participate in an amended and restated equity incentive plan on the terms and conditions approved by the Corporation’s Board of Directors, as may be further amended from time to time (the “Amended and Restated Equity Incentive Plan”); and

(e)	participation in such other plans as may be adopted by the Corporation for either all employees or executive management personnel and as amended from time to time.

3.4 The Executive shall be reimbursed for all reasonable out-of-pocket expenses actually and properly incurred by the Executive in connection with the Executive’s duties hereunder. For all such expenses the Executive shall furnish to the Corporation statements and vouchers as and when required by it.

3.5 Upon the occurrence of a Change of Control (as defined in Schedule “B”), and in the event that the Executive has been granted Restricted Share Units and/or Performance Share Units (as each is respectively defined in the Amended and Restated Equity Incentive Plan):

(a)	all Restricted Share Units that would otherwise vest within the one (1) year period following the effective date of the Change of Control shall accelerate and vest as of the effective date of the Change of Control and be paid by the Corporation in accordance with the Amended and Restated Equity Incentive Plan and the related restricted share unit agreement; and

(b)	all Performance Share Units outstanding as at the effective date of the Change of Control shall accelerate and vest as of the effective date of the Change of Control and shall be redeemed and paid pursuant to the terms of the Amended and Restated Equity Incentive Plan and the relevant performance share unit agreements and the calculation of the Total Shareholder Return or other performance measures (as defined in the relevant performance share unit agreements) shall be determined after giving effect to the transaction that constituted the Change of Control.

ARTICLE 4

TERMINATION OF THIS AGREEMENT

4.1 The Corporation may terminate the Executive’s employment and this Agreement for just cause at any time without notice and without any payment to the Executive whatsoever, save and except only for payment of the pro rata Annual Salary earned for services rendered up to and including the last day actually worked by the Executive, and any accrued and unused vacation pay. If the Executive’s employment and this Agreement is terminated for just cause the Executive shall not be entitled to any bonus or pro rata bonus payment.

4.2 The Executive can resign from the Executive’s employment and terminate this Agreement by providing the Corporation with two (2) months’ written notice of the resignation date. If the Executive so resigns, the Executive is not entitled to any severance compensation nor is the Executive entitled to any bonus or pro rata bonus payment.

4.3 The employment of the Executive and the Corporation’s obligation to compensate the Executive with respect to employment will terminate:

(a)	upon mutual written agreement of the parties; or

(b)	upon the death of the Executive.

4.4 The Corporation may immediately terminate this Agreement and the Executive’s employment, for any reason other than the reasons in Articles 4.1, 4.2 and 4.3, and the Corporation shall pay the Executive, subject to the condition in Article 4.8, within five (5) business days of the Executive’s last day actively at work (the “Termination Date”) for the Corporation, the following:

(a)	the pro rata Annual Salary earned, but not yet paid, up to the Termination Date;

(b)	all vacation accrued and unused as of the Termination Date to be calculated in accordance with the Corporation’s policies and procedures;

(c)	a retiring allowance calculated on the following basis (the “Retiring Allowance”):

(i)	one and one half (1.5) times the Executive’s then Annual Salary, less required withholdings; plus

(ii)	one and one half (1.5) times the average of all Discretionary Bonus Plan bonus payments to the Executive by the Corporation in the three (3) fiscal years prior to the Termination Date, less required withholdings; plus

(iii)	in consideration of the termination of all benefits and perquisites effective the Termination Date as contemplated in Article 4.7 hereof, an additional amount equal to seven percent (7%) of the Executive’s then Annual Salary; and

(d)	a payment equal to the average of all Discretionary Bonus Plan bonus payments paid to the Executive by the Corporation in the three (3) fiscal years prior to the Termination Date, prorated to reflect the period of time that the Executive was employed with the Corporation in the fiscal year in which the Termination Date occurred.

(e)	In calculating the three (3) year averages referenced in Articles 4.4(c)(ii) and 4.4(d), the bonus amounts actually earned shall be used for each of the years for which they are available, if any, and seventy-five (75) percent of the target bonus amounts shall be used for each of the remaining years, if any.

4.5 Upon the occurrence of a Change of Control (as defined in Schedule “B”) and within one (1) year of the Change of Control an event or events that constitute Good Reason (as defined in Schedule “B”), the Executive shall have the right, for a period of ninety (90) days following the event or events that constitute Good Reason, to elect to terminate this Agreement and employment with the Corporation upon providing the Corporation with one

(1) week advance notice. If the Executive so elects to terminate this Agreement and employment with the Corporation, the Corporation shall, subject to the conditions in Article 4.8, pay the Executive within five (5) business days of the Termination Date the payment and Retiring Allowance provided for in Article 4.4, and in addition, any Awards (as defined in the Corporation’s Amended and Restated Equity Incentive Plan) not accelerated and vested pursuant to the provisions of Article 3.5 shall continue to vest and be exercisable or issued in accordance with the terms of the Amended and Restated Equity Incentive Plan during the one and one half (1.5) years following the Termination Date as if the Executive’s employment had continued with the Corporation during such time.

4.6 The parties agree that because there can be no exact measure of the damages that the Executive would incur as a result of the termination of this Agreement and employment, the retiring allowance payment contemplated in Articles 4.4 and 4.5, would be deemed to constitute a genuine pre-estimate of the loss that the Executive would suffer upon the termination of employment and the parties agree that this constitutes liquidated damages and not a penalty, and the Corporation agrees that the Executive will not be required to mitigate the Executive’s damages.

4.7 The Executive understands and agrees that all benefits of employment, including long-term disability coverage, will cease as of the Termination Date, and the Corporation has no liability for any damages caused by the cessation of such benefits regardless of the reason for termination or resignation. The Corporation has no obligation to extend benefit coverage past the Termination Date.

4.8 The Executive agrees that, in exchange for the payments contemplated in Articles 4.4 and 4.5, and the continued vesting under the Amended and Restated Equity Incentive Plan contemplated in Article 4.5, as the case may be, that the Executive shall sign a full and final release in favor of the SMART Group, in a form satisfactory to the Corporation, acting reasonably, and provided such release shall not apply to any obligations of the Corporation to the Executive under indemnity agreement or directors’ and officers’ liability insurance contracts providing coverage for claims made against directors and officers acting in their capacity as directors and officers of the Corporation.

4.9 Notwithstanding the cessation of the Executive’s employment and the termination of this Agreement, or the manner of termination, the provisions of Articles 5, 6, 7 and 8 of this Agreement shall survive such termination.

ARTICLE 5

PERSONAL COVENANTS AND POST-TERMINATION OBLIGATIONS

5.1 The Executive has carefully read and considered the provisions of this Article 5 and, having done so, agrees that the restrictions set forth in this Article are fair and reasonable, and are reasonably required for the protection of the interests of the Corporation. The Executive recognizes and agrees that as an employee and executive of the Corporation, the Executive will become knowledgeable, aware and possessed of confidential information. The Executive acknowledges and agrees that the Corporation is the sole and exclusive owner and proprietor of all such confidential information, and that the Executive owes a fiduciary duty to the Corporation that includes, without limitation, a duty to ensure that confidential information is and remains at all times confidential.

5.2 Non-Competition

(a)	The Executive further acknowledges that in the course of employment the Executive will be assigned duties that will give the Executive knowledge of confidential and proprietary information which relates to the conduct and details of SMART Group’s business including SMART Group’s customers and marketing programs and which may result in irreparable injury to the Corporation if the Executive could enter into the employment of a business which is the same as or similar to and which is competitive to the Business (as Business is hereinafter defined). The Executive agrees with, and for the benefit of, the Corporation that the Executive shall not without the prior written approval of the Board of Directors of the Corporation during the term of the Executive’s employment with the Corporation or at any time within the period of one (1) year following the date of cessation of the Executive’s employment with the Corporation, however caused, either as an individual or as a partner or joint venturer or otherwise in conjunction with any person or persons, firm, association, syndicate, company or corporation, as principal, agent, consultant, director, officer, employee, investor or in any other manner whatsoever, directly or indirectly, carry on, be engaged in, be interested in, or be concerned with, or permit the Executive’s name or any part thereof to be used or employed by any such person or persons, firm, association, syndicate, company or corporation, carrying on, engaged in, interested in or concerned with, a business which is the same as or similar to the business conducted by SMART Group as at the date of cessation of the Executive’s employment (the “Business”) within Canada and the United States or anywhere in the world where the SMART Group undertakes business.

(b)	The Executive has the right to request the Corporation in advance for its agreement that a proposed business or position is not prohibited within the terms of this Agreement. If the Executive receives written acknowledgment by the Corporation that the Corporation does not object to the Executive’s participation in any proposed business or position, then the Executive shall be allowed to so participate.

(c)	This Article shall not prevent the Executive from purchasing as a passive investor up to two (2%) percent of the outstanding publicly traded shares or other securities of any class of an issuer listed on a recognized stock exchange.

5.3 Non-Disclosure

The Executive understands that the Corporation desires to keep its contractual relationship with SMART Group’s customers confidential. The Executive agrees not to disclose any customer relationships unless authorized in writing by the Corporation or required by law other than pursuant to an agreement made by the Executive.

5.4 Confidential Information

The Executive will have access to SMART Group’s confidential information including, without limitation, information and data of or relating to its customers. Such information and data is understood to include all information and data relating to SMART Group’s or the customer’s technology, know-how, products and technical and business data, and marketing strategies. The Executive agrees to accept and retain such information and data in confidence and, at all times during or after the termination of employment, not to disclose or reveal such information and data to others and to refrain from using such information and data for purposes other than those authorized by the Corporation. At the request of the Corporation, and upon cessation of employment, the Executive will promptly turn over to the Corporation all written or descriptive matter containing confidential or proprietary information or data.

5.5 Patent-Copyright-Trademark

(a)	The Executive agrees to make prompt and complete disclosure to the Corporation of any (i) invention, discovery, or improvement (“Invention”), whether patentable or not and (ii) copyrightable material, which relate to the Business of SMART Group and which is made, conceived, or authored by the Executive, alone or with others, during the term of employment and, with respect to an Invention, for one (1) year following the cessation of employment.

(b)	The Executive agrees to and does hereby assign to the Corporation all of the Executive’s right, title and interest in any Invention(s) and copyrightable material. At the request and expense of the Corporation, the Executive will render whatever assistance may be necessary for the Corporation to secure a patent or copyright for such Invention(s) or material.

5.6 Non-Solicitation

The Executive agrees that as a result of the Executive’s position with the Corporation, that the Executive has confidential information with respect to other employees, consultants and customers of SMART Group. The Executive agrees for a period of two (2) years after cessation of the Executive’s employment with the Corporation, regardless of the reason for cessation, the Executive shall not, directly or indirectly:

(a)	solicit, induce, encourage or facilitate employees or consultants of SMART Group to leave the employment of, or consulting relationship with SMART Group; and

(b)	solicit, induce, encourage or facilitate any customer the Executive knows to be a customer of SMART Group to alter, modify, vary, diminish, or cease such customer’s relationship with SMART Group, including without limitation, in favor or for the benefit of the Executive.

5.7 Property

All reports, computer programs, manuals, listings (including customer listings) and any other documentation or data furnished to or prepared by the Executive in connection with the Executive’s employment shall be the property of the Corporation.

5.8 Assistance in Litigation

The Executive shall, after termination of this Agreement for any reason whatsoever, upon reasonable notice and upon payment of reasonable expenses and reasonable compensation by the Corporation (but in no event shall such payment be at a rate less than what is specified in the indemnity agreement between the Corporation and the Executive in effect from time to time), furnish such information and proper assistance to the Corporation as may be reasonably required by the Corporation in connection with any litigation in which it is or may become a party other than litigation by the Corporation against the Executive.

5.9 The Executive acknowledges and agrees that the provisions of this Article 5 do not limit the fiduciary obligations that the Executive owes to the Corporation, both during and after the cessation of the Executive’s employment and the termination of this Agreement.

ARTICLE 6

PERSONAL DATA AND PRIVACY

6.1 The Executive acknowledges and agrees that the Corporation has the right to collect, use and disclose the Executive’s personal information for purposes relating to the Executive’s employment with the Corporation, including:

(a)	ensuring that the Executive is paid for the services performed for the Corporation;

(b)	administering any benefits to which the Executive is or may become entitled to, including medical, dental, disability and life insurance benefits. This shall include the disclosure of the Executive’s personal information to any insurance company and/or broker or to any entity that manages or administers the Corporation’s benefits on behalf of the Corporation;

(c)	compliance with any withholding requirements relating to the Executive’s employment;

(d)	conducting any compensation and benefit review;

(e)	enforcing the Corporation’s policies including those relating to the proper use of the electronic communications network and to comply with applicable laws; and

(f)	in the event of a potential sale or transfer of all or part of the shares or assets of the Corporation or, disclosing to any potential acquiring organization the Executive’s personal information for the purpose of determining the value of the Corporation and to evaluate the Executive’s position in the Corporation. If the Executive’s personal information is disclosed to any potential acquiring organization, the Corporation will require the potential acquiring organization to agree to protect the privacy of the Executive’s personal information in a manner that is consistent with any policy of the Corporation dealing with privacy that may be in effect from time to time and/or any applicable law that may be in effect from time to time.

ARTICLE 7

NOTICE

7.1 Any notice required to be given hereunder shall be in writing and sufficiently made if delivered personally or mailed by prepaid registered mail to the parties at their respective addresses herein.

(a)	The Executive:

c/o SMART Technologies Inc.

3636 Research Road N.W.

Calgary, Alberta T2L 1Y1

(b)	The Corporation:

SMART TECHNOLOGIES INC.

3636 Research Road N.W.

Calgary, Alberta T2L 1Y1

Attention: Vice President, People Services

Any such notice shall be deemed to have been given on the date it is delivered if personally delivered or, if mailed, on the third business day following the mailing thereof. Either party may change its address for service by giving written notice hereunder.

ARTICLE 8

GENERAL PROVISIONS

8.1 Prior Employment Agreements

This Agreement supersedes and replaces any prior written or unwritten employment agreements between the Executive and the Corporation, including the Former Agreement, with the exception of the Supplemental Letter (as defined in Schedule “B”) and that the Executive acknowledges that the Executive continues to be bound by all earlier confidentiality, conflict of interest, fiduciary and intellectual property restrictions and obligations owed to the Corporation.

8.2 Waiver

Any waiver by a party of any breach of any provision of this Agreement by the other party shall not be binding unless in writing, and shall not operate or be construed as a waiver of any other or subsequent breach by the Executive.

8.3 Headings

The headings used in this Agreement are for convenience only and are not to be construed in any way as additions to or limitations of the covenants and agreements contained in it.

8.4 Enurement

The provisions of this Agreement shall enure to the benefit of and shall be binding upon the parties hereto and their respective heirs, executors, administrators, other legal personal representatives, successors and permitted assigns.

8.5 Governing Law

This Agreement shall be governed by and construed in accordance with the laws in force in the Province of Alberta.

8.7 Jurisdiction and Arbitration

The parties agree that any dispute or claim brought by the Corporation to enforce the covenants in Article 5 of this Agreement shall be brought before the courts of the Province of Alberta and the parties irrevocably attorn to the jurisdiction of the courts of the Province of Alberta in relation to such disputes or claims. The parties agree that any other dispute regarding the interpretation of this Agreement, including termination of this Agreement, and any damages for breach of this Agreement, will be resolved before a single Arbitrator pursuant to the Arbitration Act (Alberta). The decision of the Arbitration will be final and binding on the parties. The arbitration will take place in Calgary, Alberta. In addition to the costs of the arbitration, the Arbitrator will award reasonable solicitor and own client costs and disbursements to the prevailing party in the arbitration.

8.8 Time of the Essence

Time shall be of the essence of this Agreement.

8.9 Enforceability and Severability

If any paragraph, subparagraph or provision of this Agreement is determined to be unenforceable by a Court of competent jurisdiction then such provision shall be severable from the remainder of this Agreement and the remainder of this Agreement shall be unaffected thereby and shall remain in full force and effect.

IN WITNESS WHEREOF the parties hereto have executed these presents as of the day and year first above written, and effective as of the Effective Date.

SMART TECHNOLOGIES INC.

Per:	/s/ Drew Fitch
Drew Fitch VP, Finance & CFO

/s/ Warren Barkley
Witness	EXECUTIVE

SCHEDULE “A”

The Executive’s duties and responsibilities shall include:

•	Technology Leadership:

Responsible for the organization’s technology initiatives as they relate to research, software and hardware development, software architecture, and development activities. In guiding SMART’s investment in technology, leads strategic investment and interfaces with other members of the senior management team to provide technical input on the feasibility of proposed additions, changes or directions to both SMART’s existing and future products. Builds and grows relevant alliances with external technology partners both on the development side (OEMs, ODMs) and on the co-development and co-marketing of new products and services (e.g. Microsoft and CISCO).

•	Innovation:

Establishes collaborative processes across the business to drive technology and product innovation to create transformative world-class products.

•	Medium- and Long-Term Technology and Product Vision:

Establishes the medium- and long-term technology and product strategy for the company based on the business strategy and trends. Actively stimulates new product and technology ideas to help SMART maintain leadership in its technology and product areas. Understands both legacy and future technology trends to evolve SMART’s technology technical roadmap to achieve business objectives. Communicates clearly the product and technology vision for both the short and longer term.

•	Technology and Product Tactical Plan:

Within the context of the organization’s strategic plan and the long-term technology and product vision, and working with the Product Management group, formulates and recommends to the Chief Executive Officer a tactical plan for SMART’s new product research and development functions. Maintains analysis on progress in achieving objectives, sets out a rationale for variances, and ensures corrective action is taken, where appropriate.

•	Market Understanding:

Through research, develops an understanding of the market segments to which SMART is selling, the direction in which it is heading, and SMART’s competitive advantage. In so doing, understands pricing, product strategies, competition and other factors that influence behavioural decisions of customers and target audience. Understands the broad context in which SMART operates and contributes to SMART’s brand in the marketplace.

•	Senior Management Responsibility:

As a member of the senior management team, participates in the overall business of SMART. In so doing, works closely with other members of the senior management team in developing and implementing a strategic plan that establishes goals, identifies key strategic issues that must be addressed, and sets objectives and medium- and long-term plans for SMART. Collaborates with members of the senior management team in translating goals and objectives into departmental tactics and budget through the quarterly planning process. Supports other team members in the achievement of these goals.

•	Staff Management and Leadership:

Plays a key part in attracting key innovative talent into the organization to help drive technology and product innovation. Through effective recruiting, training, development and performance management programs, enhances the technical capabilities of SMART’s technology team in a manner that will deliver the desired staff performance.

SCHEDULE “B”

DEFINITIONS

For the purposes of this Agreement the following terms mean the following:

(a)	“Affiliate” means affiliates and associates as those terms are defined in the Business Corporations Act (Alberta), as amended from time to time;

(b)	“Change of Control” shall mean the occurrence of any of the following events:

(i)	a person, or group of persons, acting jointly and in concert, becomes the beneficial owner of securities of the Corporation constituting 50% or more of the voting power of all outstanding voting securities of the Corporation,

(ii)	individuals who were proposed as nominees (but not including nominees under a shareholder proposal) to become directors of the Corporation immediately prior to a meeting of the shareholders of the Corporation involving a contest for, or an item of business relating to, the election of directors of the Corporation, not constituting a majority of the directors of the Corporation following such election;

(iii)	a merger, consolidation, amalgamation or arrangement of the Corporation (or a similar transaction) occurs, unless after the event, 50% or more of the voting power of the combined corporation is beneficially owned by the same person or group of persons as immediately before the event; or

(iv)	the Corporation’s shareholders approve a plan of complete liquidation or winding-up of the Corporation, or the sale or disposition of all or substantially all the Corporation’s assets (other than a transfer to an Affiliate of the Corporation);

provided that the following shall not constitute a Change of Control:

(A)	any person, or group of persons, acting jointly or in concert, becoming the beneficial owner of the threshold of securities specified in (b) as a result of the acquisition of securities by the Corporation or an Affiliate or a subsidiary which, by reducing the number of securities outstanding, increases the proportional number of securities beneficially held by that person or group of persons;

(B)	any acquisition of securities directly from the Corporation in connection with a bona fide financing or series of financings by the Corporation;

(C)	any acquisition by an employee benefit plan (or related trust) sponsored or maintained by the Corporation and/or its Affiliates; or

(D)	beneficial ownership by the Corporation or its Affiliates or any increased ownership by any of them; and

(c)	“Good Reason” shall mean: (i) any adverse change, by the Corporation and without the agreement of the Executive following a Change of Control, in any of the duties, powers, rights, discretions, salary, bonus, benefits, existing Awards (as defined in the Corporation’s Amended and Restated Equity Incentive Plan), title or lines of reporting, such that immediately after such change or series of changes, the responsibilities and status of the Executive, taken as a whole, are not at least substantially equivalent to those assigned to the Executive immediately prior to such change or series of changes; (ii) the requirement that the Executive be based anywhere other than the Corporation’s Calgary executive office on a normal and regular basis; or (iii) any reason which would be constructive dismissal by a court of competent jurisdiction.

(d)	“Supplemental Letter” shall mean the supplemental letter agreement made between the Corporation and the Executive dated October 10, 2012.